October 10, 2007

Zip+4 Code: 20549

<u>Via Fax & U.S. Mail</u>

Mr. Paul W. Mobley
Chief Executive and Financial Officer
Noble Roman's, Inc.
One Virginia Avenue
Suite 800
Indianapolis, Indiana 46204

RE: **Noble Romans, Inc. (the "Company")**
Form 10-K for the year ended December 31, 2006
File No. 0-11104

Dear Mr. Mobley:

We have completed our review of your Form 10-K noted above and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief